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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
        U.S. Dollar 25,000,000 Callable Fixed Rate Step-Up Notes of 2002,
                               due July 25, 2006






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: July 24, 2002


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        The following information regarding the U.S. Dollar 25,000,000 Callable
Fixed Rate Step-Up Notes of 2002, due July 25, 2006 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement") , attached hereto as Exhibit A and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 20, 2001) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 25,000,000 Callable Fixed Rate Step-Up Notes of 2002, due July 25, 2006.

               (b) The interest rate will be 3.375 percent for the period from July 25, 2002 to July 25, 2003 and 4.375 percent for the period thereafter. Interest payment dates will be each July 25, commencing on July 25, 2003 and ending on July 25, 2006.

               (c) Maturing July 25, 2006. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on July 25, 2003 with 5 New York business days notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.


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        Item 2.  DISTRIBUTION OF OBLIGATIONS

               As of July 19, 2002, the Bank entered into a Terms Agreement with Salomon Brothers International Limited as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 25,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about July 25, 2002.

               The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

               The Manager proposes to offer all the Notes to the public at the public offering price of 100.00%.

        Item 3.  DISTRIBUTION SPREAD

             Price to              Selling Discounts           Proceeds to the
              Public                and Commissions                Bank(1)
             --------              -----------------           ---------------
        Per Unit: 100.00%                 N/A                     100.00%
      Total: USD 25,000,000               N/A                 USD 25,000,000


        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               A. Pricing Supplement dated July 19, 2002

               B. Terms Agreement dated July 19, 2002


--------------------
(1)   Without deducting expenses of the Bank, which are not yet known.
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                                                                       EXHIBIT A


PRICING SUPPLEMENT



                                [WORLD BANK LOGO]



              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2315


                                  US$25,000,000
               CALLABLE FIXED RATE STEP-UP NOTES DUE JULY 25, 2006






                              SALOMON SMITH BARNEY



              THE DATE OF THIS PRICING SUPPLEMENT IS JULY 19, 2002


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This document ("PRICING SUPPLEMENT") is issued to give details of an issue by
International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms, which form part of the form of Notes for such issue:-

1      No.:                                                2315

2      Aggregate Principal Amount:                         US$25,000,000

3      Issue Price:                                        100.00 per cent. of the Aggregate Principal Amount

4      Issue Date:                                         July 25, 2002

5      Form of Notes (Condition 1(a)):                     Registered Notes only

6      Authorized Denominations                            US$10,000 and integral multiples of US$5,000 in
       (Condition 1(b)):                                   excess thereof

7      Specified Currency (Condition 1(d)):                United States dollars ("US$")

8      Maturity Date (Conditions 1(a) and 6(a)):           July 25, 2006

9      Interest Basis (Condition 5):                       Fixed Interest Rate (Condition 5(I))

10     Fixed Interest Rate (Condition 5(I)):

       (a)    Interest Rate:                               3.375 per cent. per annum in respect of the Interest
                                                           Periods ending on (but excluding) January 25, 2003
                                                           and July 25, 2003;

                                                           4.375 per cent. per annum in respect of each Interest
                                                           Period thereafter.

       (b)    Fixed Rate Interest Payment Dates:           January 25 and July 25 of each year commencing on
                                                           January 25, 2003 up to and  including the Maturity Date.
                                                           As the context  requires,  references in the Conditions
                                                           to "Interest Payment Dates" shall be construed as
                                                           references to "Fixed Rate Interest Payment Dates."

       (c)    Fixed Rate Day Count Fraction:               30/360, as provided in Condition 5(I)(b)

11     Relevant Financial Centre:                          New York

12     Relevant Business Day:                              New York and London



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

13     Issuer's Optional Redemption                        Yes
       (Condition 6(e)):

       (a)    Notice Period:                               Not less than five (5) Relevant Business Days

       (b)    Amount:                                      All and not less than all

       (c)    Date(s):                                     July 25, 2003.

       (d)    Early Redemption Amount (Bank):              Principal amount of the Notes to be redeemed.

       (e)    Notices:                                     As long as the Notes are represented by a DTC Global
                                                           Note and the DTC Global Note is being held on behalf
                                                           of a clearing system, notwithstanding Condition 13,
                                                           notices to Noteholders may be given by delivery of the
                                                           relevant notice to that clearing system for communication
                                                           by it to entitled accountholders.

                                                           Any notice delivered to a clearing system in accordance
                                                           with the preceding sentence shall be deemed to have been
                                                           given to the Noteholders on the day on which such notice
                                                           is delivered to the clearing system.

14     Redemption at the option of the Noteholders
       (Condition 6(f)):                                   No

15     Early Redemption Amount (including accrued          Principal amount of the Notes to be redeemed plus accrued
       interest, if applicable) (Condition 9):             interest thereon

16     Governing Law of the Notes:                         New York

OTHER RELEVANT TERMS

1      Listing (if yes, specify Stock Exchange):           No

2      Details of Clearance System approved by the Bank    DTC. Payment for the Notes will be on a delivery
       and the Global Agent and Clearance and Settlement   versus payment basis.
       Procedures:

3      Syndicated:                                         No

4      Commissions and Concessions:                        None

5      Codes:

       (a)    CUSIP                                        45905UCA0

       (b)    ISIN                                         US45905UCA07

       (c)    Common Code                                  015144696


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
6      Identity of Dealer(s)/Manager(s):                   Salomon Smith Barney

7      Provisions for Registered Notes:

       (a)    Individual Definitive Registered Notes
              Available on Issue Date:                     No. Interests in the DTC Global Note will be
                                                           exchangeable for definitive Registered Notes only
                                                           in the limited circumstances described in the
                                                           Prospectus.

       (b)    DTC Global Note(s):                          Yes; one

       (c)    Other Registered Global Notes:               No


GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 20, 2001

                                                    INTERNATIONAL BANK FOR
                                                    RECONSTRUCTION AND
                                                    DEVELOPMENT





                                                    By:
                                                       -------------------------
                                                       Authorized Officer


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                                                                       EXHIBIT B


                            TERMS AGREEMENT NO. 2315
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY


July 19, 2002

International Bank for Reconstruction
   and Development
1818 H Street, N.W.
 Washington, D.C. 20433


The undersigned agrees to purchase from you (the "BANK") the Bank's US$25,000,000 Callable Fixed Rate Step-up Notes due July 25, 2006 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York time) on July 25, 2002 (the "SETTLEMENT DATE") at an aggregate purchase price of US$25,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the Prospectus dated October 7, 1997 the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "PROSPECTUS" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:-

1 The Bank agrees that it will issue the Notes and Salomon Smith Barney Inc. ("SALOMON SMITH BARNEY") agrees to purchase the Notes at the purchase price specified above


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         (being equal to the issue price of 100.00 per cent. of the aggregate principal amount of the Notes).

2 The purchase price specified above will be paid on the Settlement Date by Salomon Smith Barney (against delivery of the Notes to an account designated by Salomon Smith Barney) to Citibank, N.A. (DTC Account No.
         2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6 For purposes hereof, the notice details of the undersigned are as follows:

         Salomon Smith Barney Inc.
         390 Greenwich Street, 4th Floor
         New York, NY 10013

         Attention:  Kara O'Brien

         Telephone:  212-723-7578

         Fax:        212-723-8747

7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

SALOMON SMITH BARNEY INC.


By:

Name:

Title:


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CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title:










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